Profit and Loss - FY25

Skorch'd Pizza

March 1-December 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Income	
Sales	92,244.71
Uncategorized Income	10.99
Total for Income	**$92,255.70**
Cost of Goods Sold	
Cost of Goods Sold	$25,955.97
Supplies & materials - COGS	4,418.70
Total for Cost of Goods Sold	**$30,374.67**
Total for Cost of Goods Sold	**$30,374.67**
Gross Profit	**$61,881.03**
Expenses	
Advertising & marketing	$1,352.90
Social media	1,226.90
Total for Advertising & marketing	**$2,579.80**
General business expenses	
Memberships & subscriptions	65.00
Total for General business expenses	**$65.00**
Insurance	
Business insurance	1,775.48
Total for Insurance	**$1,775.48**
Meals	$7.99
Team meals	117.36
Total for Meals	**$125.35**
Office expenses	
Office supplies	261.48
Software & apps	11.40
Total for Office expenses	**$272.88**
Rent	$30,210.88
Equipment rental	6,130.00
Total for Rent	**$36,340.88**
Repairs & maintenance	8.06
Supplies	1,496.79
Taxes paid	34.00
Total for Expenses	**$42,698.24**
Net Operating Income	**$19,182.79**
Net Other Income	
Net Income	**$19,182.79**

Balance Sheet - FY25

Skorch'd Pizza

As of December 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Checking - 6016 - 1	26,198.97
Total for Bank Accounts	**$26,198.97**
Total for Current Assets	**$26,198.97**
Total for Assets	**$26,198.97**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Credit Cards	
Blue Business Plus Card (1006) - 2	7,016.18
Total for Credit Cards	**$7,016.18**
Total for Current Liabilities	**$7,016.18**
Total for Liabilities	**$7,016.18**
Equity	
Retained Earnings	
Net Income	19,182.79
Total for Equity	**$19,182.79**
Total for Liabilities and Equity	**$26,198.97**

Statement of Cash Flows - FY25

Skorch'd Pizza

March 1-December 31, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	19,182.79
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Blue Business Plus Card (1006) - 2	7,016.18
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$7,016.18**
Net cash provided by operating activities	**$26,198.97**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
NET CASH INCREASE FOR PERIOD	**$26,198.97**
Cash at beginning of period	**$0.00**
CASH AT END OF PERIOD	**$26,198.97**